UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

AG&E HOLDINGS INC.

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

00108M102

(CUSIP Number)

Anthony Tomasello

c/o AG&E Holdings Inc.

223 Pratt Street

Hammonton, New Jersey 08037

(609) 704-3000

__________________________________________________

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

November 30, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-l (e), §240.13d-l (f) or §240.13d-l(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d- 7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00108M102

1. Names of Reporting Persons.

      Anthony Tomasello

2. Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) [ ] .............................................................

            (b) [ ]              ...............................................

3. SEC Use Only..............................................................

4. Source of Funds (See Instructions) OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items

      2(d) or 2(e)

6. Citizenship or Place of Organization

                  United States of America

Number of Shares                          7. Sole Voting Power

Beneficially                                         5,303,816

Owned by Each                              ------------------------------------------------------------

Reporting Person                           8. Shared Voting Power

With

9. Sole Dispositive Power

          5,303,816

10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person

          5,303,816

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

      (See Instructions)

13. Percent of Class Represented by Amount in Row (11) 31.3% (1)

14. Type of Reporting Person (See Instructions) IN

 (1) Based on 16,952,816 shares of Common Stock (as defined below) outstanding as of November 30, 2016, after taking into account the completion of the merger among the Issuer, its wholly-owned subsidiary, Advanced Gaming Associates, LLC and the reporting person.

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the common stock, par value $1.00 per share, of AG&E Holdings Inc. (the “Company”). The

Company is located at 223 Pratt Street, Hammonton, New Jersey 08037.

ITEM 2. IDENTITY AND BACKGROUND

(a) The reporting person’s name is Anthony Tomasello.

(b) The reporting person’s address is c/o AG&E Holdings Inc., 223 Pratt Street, Hammonton, New Jersey 08037.

(c) The reporting person is a director and Interim Chief Executive Officer and President of the Company. He was formerly the Founder and Chief Executive Officer of Advanced Gaming Associates, LLC.

(d) The reporting person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The reporting person was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the reporting person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) The reporting person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The reporting person acquired 5,303,816 shares of the Company’s common stock (the “Merger Consideration”) as a result of the merger of Advanced Gaming Associates, LLC (“AGA”) into American Gaming & Electronics, Inc., the Company’s wholly-owned subsidiary. The reporting person was the sole shareholder of AGA and exchanged all of his membership interests in AGA for the Merger Consideration.

ITEM 4. PURPOSE OF TRANSACTION

See Item 3 above. The reporting person is a director and the Interim Chief Executive Officer and President of the Company. As such, the Company may issue securities, including common stock or options to purchase the Company’s common stock, to the reporting person as compensation for his services. The reporting person also entered into a voting agreement with the Company, pursuant to which his ability to acquire or transfer shares of common stock is limited until November 30, 2018.

Except as set forth herein, the reporting person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, actions taken by the Issuer’s board of directors, price levels of the common stock, other investment opportunities available to the reporting person, conditions in the securities market and general economic and industry conditions, the reporting person may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation: (i) continuing to hold the common stock for investment; (ii) acquiring additional shares of common stock in the open market or in privately negotiated transactions; or (iii) selling some or all of his shares of common stock in the open market or in privately negotiated transactions.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The reporting person owns 5,303,816 shares of the Company’s common stock, representing approximately 31.3% of the shares of common stock outstanding. The reporting person has sole voting and dispositive power over the common stock. Except as set forth in Item 3 above, the reporting person has not effected any transaction in the Company’s common stock during the last 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On November 30, 2016, the reporting person entered into a voting agreement with the Company (the “Voting Agreement”), pursuant to which the reporting person has agreed to, among other things, (i) limit his ability to acquire or transfer shares of common stock of the Company until November 30, 2018, (ii) vote his shares of common stock of the Company consistently with the then-constituted Board, and (iii) with respect to the election of directors to the Issuer’s board of directors, vote his shares of common stock of the Company for the individuals nominated for election by the Nominating and Governance Committee of the Issuer’s board of directors.

The description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such document, which is included as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

99.1

Voting Agreement, dated November 30, 2016, between AG&E Holdings Inc. and Anthony Tomasello (incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 6, 2016)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2016
/s/ Anthony Tomasello
Anthony Tomasello